GENCO RESOURCES’ LARGEST SHAREHOLDER REPORTS RESIGNATION OF A SECOND
INDEPENDENT GENCO DIRECTOR, EDUARDO LUNA

For Immediate Release

Vancouver, B.C., June 18, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, reported to Genco shareholders the receipt of a letter from Eduardo Luna in which Mr. Luna states that he resigned from the Board of Directors of Genco YESTERDAY. Mr. Luna is the second independent director to resign yesterday.

“I think it is important for shareholders to know that Mr. Luna, an independent director of Genco since 2003 and a former manager of Genco’s La Guitarra silver mine, has resigned from the Board,” said Mr. Anderson. “Clearly this is a material development, especially considering that Leslie Goodman, an independent director since 2005, resigned from the Board yesterday as well. I note that Genco has not disclosed the resignation of Mr. Luna. This is a recurring theme. I ask yet again, “Where is the disclosure, Mr. Gardner?””

Mr. Luna’s resignation is material not just because he is a director but because of his status in the international mining industry. He is Chairman of the Board of Directors of Silver Wheaton Corp. of Vancouver, the largest publicly-traded mining company with 100% of its operating revenue from silver production and is a former manager of Genco’s La Guitarra mine. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Mr. Anderson commented, "Mr. Luna is a good and impressive individual. In my opinion he knows the Mexican mines better than anyone. Unfortunately, with his resignation he has decided not to stand for re-election on either slate. However, I intend to recommend to the board that Mr. Luna consult for us if our slate wins." As previously disclosed, Mr. Anderson issued his Shareholder Information Circular on June 10, 2008 to initiate a proxy solicitation process with the objective of replacing Robert Gardner, Gordon Blankstein and Brian Smith as members of Genco’s Board of Directors, which then had seven members and now has five. A copy of the Shareholder Information Circular, along with related information, is available at www.savegenco.com.

The Shareholder Information Circular cites a number of concerns, including excessive compensation for Gardner and Blankstein; a non-arms-length transaction involving another company whose directors include Gardner, Blankstein and Smith; Gardner, Blankstein and Smith’s lack of operational expertise; poor corporate governance and the sustained and consistent stock selling in the open market by Gardner, Blankstein and Smith.

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

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Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

You can learn more about all three shareholder nominees and the reasons for the proxy contest by reading the Shareholders’ Information Circular or by visiting www.savegenco.com

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors	Media
Laurel Hill Advisory Group	Longview Communications Inc.
North American toll-free 1-888-268-4498	Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

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